Mail Stop 3561

October 21, 2008

By Facsimile and U.S. Mail

Mr. Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA   94588-3229

> **Re: Safeway, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 22, 2008,**
> **June 14, 2008 and September 6, 2008**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your supplemental response letter dated October 6, 2008 as well as your filings and have the following comments. As noted in our comment letter dated September 9, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 29, 2007

Item 1. Business, page 5

1.   We note your response to our prior comment one relating to your disclosure of product and service revenue for all periods presented. We continue to believe your proposed disclosure of presenting 90 to 92% of your revenues in a single category entitled "food, drug, general merchandise and other" is too general and does not comply with the disclosure requirements. Please revise the single proposed category of "food, drug, general merchandise and other" by splitting it into smaller, more meaningful product groupings, and present in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Also, please disclose revenue for each different group of products for each period presented in the audited notes to your financial statements in accordance with paragraph 37 of SFAS 131. Please note that paragraph 37 of SFAS 131 does not specify a 10% quantitative threshold for determining materiality related to these disclosures. Please show us in your response what your revised disclosure will look like.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Notes L. Segments, page 63

2.   We have reviewed the additional supplemental actual and estimated divisional gross margins and your response to comment four. As you have previously noted, gross margin is the key measure for assessing operating performance and allocation of resources to your divisions which you have been identified as operating segments. We believe your estimates of gross margins by division for fiscal years 2008 and 2009 appear to be aggressive when you consider year-to-date actual gross margin results through the third quarter of 2008 and the current economic climate, particularly since your estimates assume you will either maintain or increase gross margins during 2008 and 2009. Further, your actual gross margin for the third quarter of 2008 reflects a decline from fiscal 2007. Nevertheless, using your estimates of future prospects and historical results for gross margins of your operating divisions, we continue to believe there are certain divisions that have sufficiently dissimilar gross margins as evidenced by the percentage differences between gross margin percentages to disallow aggregation under paragraph 17. As a result, we believe the gross margin data by division more appropriately supports several additional reportable segments. Based on operating similarities, your extensive network of distribution, manufacturing and food processing facilities probably should be aggregated into a separate reportable segment with other corporate support operations. Accordingly, please revise your presentation and related disclosures to report three or more reportable segment groupings within similar geographic areas using divisional gross margin data for all periods presented. Please show us in your response what your revised disclosure will look like.

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        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief